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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
          12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
             DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number: 333-14713


                           TAYLOR CAPITAL GROUP, INC.
             (Exact name of registrant as specified in its charter)

                              350 EAST DUNDEE ROAD
                                    SUITE 300
                          WHEELING, ILLINOIS 60090-3199
                                 (847) 808-6873
                   (Address, including zip code, and telephone
                         number, including area code, of
                        registrant's principal executive
                                    offices)

              9% NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A

                                      NONE
         (Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)       [ ]       Rule 12h-3(b)(1)(i)       [X]
         Rule 12g-4(a)(1)(ii)      [ ]       Rule 12h-3(b)(1)(ii)      [ ]
         Rule 12g-4(a)(2)(i)       [ ]       Rule 12h-3(b)(2(i)        [ ]
         Rule 12g-4(a)(2)(ii)      [ ]       Rule 12h-3(b)(2)(ii)      [ ]
                                             Rule 15d-6                [ ]

         Approximate number of holders of record as of the certification or notice date:

      Units:                                                  Number of holders:
      9% Noncumulative Perpetual Preferred Stock, Series A    13



         Pursuant to the requirements of the Securities Exchange Act of 1934 Taylor Capital Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE:  March 30, 2000                           By: /s/ J. Christopher Alstrin
                                                   ----------------------
                                                   J. Christopher Alstrin,
                                                   Chief Financial Officer